Cumberland Resources Ltd

Listed on the Toronto Stock Exchange:CBD

#950 – 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

News Release 02-21

December 5, 2002

Meadowbank Gold Project Update:

Final Drill Results from North Portage Deposit,

Positive Metallurgical and Geotechnical Results

CUMBERLAND RESOURCES LTD. (CBD-TSX) is pleased to report that final results from the 2002 drilling program at the North Portage open pit deposit at the Meadowbank project have intersected higher gold grades in the north end of the preliminary pit design and have improved overall confidence in the gold resource.  In addition, the Company reports improved metallurgical results and positive geotechnical results from ongoing studies at Meadowbank.  The 2002 work program at Meadowbank was designed to optimize and prepare the project for advancement into feasibility study.  The 100% owned Meadowbank project, located 70 kilometres north of Baker Lake, Nunavut, entered feasibility study in October 2002.

Drill Results from the North Portage Deposit

The final 14 definition and expansion drill holes from the 2002 drilling program at the North Portage deposit have returned results consistent with previous programs, except for several higher grade holes at the extreme north end of the preliminary pit design which may result in extensions of the pit design to the north.  A complete list of drill results is attached and a drill hole plan map is available from the Company upon request.

Highlights of North Portage Deposit 2002 Drill Results

Hole	Interval (m)	Gold Grade (g/t)
NP02-431	1.35	20.25
NP02-433	2.10	39.53
NP02-427	2.00	12.73

Metallurgical Testwork at Meadowbank

The metallurgical program at Meadowbank indicates that optimized process parameters may lead to improved gold recoveries and lower operating costs.  The testwork was completed by Lakefield Research using composited drill core samples and a flow sheet consisting of gravity separation, flotation and leaching of flotation products.

News Release 02-21

Page Two

The following metallurgical results compare favourably with previous testwork which indicated 92.4% recoveries for both North/Third Portage and Goose Island deposits and 82% for the Vault deposit.

Meadowbank 2002 Metallurgical Testwork

Deposit	Preliminary Mined Ounces*	Gravity Gold Recovery	Overall Gold Recovery
North/Third Portage	1,503,793	42.9%	95.7%
Goose Island	368,998	55.3%	92.5%
Vault	379,722	22.0%	92.3%

Geotechnical Studies at the Vault Open Pit Deposit

Geotechnical engineering studies to develop open pit slope design criteria for the Vault deposit have returned positive results.  The studies indicate the rocks in the Vault deposit are expected to be competent and capable of supporting steep pit slope angles to allow maximum extraction of gold-bearing rocks.  The geotechnical studies were completed by Golder Associates using geotechnical data from oriented drill core and laboratory rock strength testing.

Meadowbank Project

Meadowbank is host to the third largest gold resource in Canada with five closely spaced, near surface, gold deposits totaling:

Meadowbank Project Resources (MRDI Canada, 2001)

Measured and Indicated 7,775,000 t grading 5.79 g/t Inferred 10,937,000 t grading 4.44 g/t	1,447,300 oz. gold 1,561,200 oz. gold

During 2002 approximately 16,000 metres of exploration and infill diamond drilling in 150 holes were completed and a new gold deposit was discovered.  New resource estimates at Meadowbank are planned for completion in the first quarter of 2003.

*Economic studies on the Meadowbank project completed in January 2002 (Preliminary assessment by consulting engineers MRDI Canada - see News Release NR02-02), using a production rate of 246,000 ounces per year, generated estimated total cash costs of $US168/oz. gold over a mine life of 8.3 years with 85% of production from open pit designs.  The 2002 field program was designed to delineate and expand resources to meet an extended mine life.  In mid-October of 2002 the Company announced the commencement of final feasibility studies on the Meadowbank project (see News Release NR02-16).

News Release 02-21

Page Three

Cumberland is well financed with approximately $12 million in working capital and is positioning itself to become North America's next mid-tier level gold producer by advancing the Meadowbank project to production.  Cumberland Resources holds interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) and Meliadine West (22% carried).

CUMBERLAND RESOURCES LTD.

__________________________________

"Kerry M. Curtis, B.Sc., P.Geo."

Interim President and CEO, Senior Vice President

For further information contact:

Kerry Curtis, Interim President and CEO, Senior Vice President.

Joyce Musial, Investor Relations

_____________________________________________________________________________________

R. Brian Alexander, P.Geol.  is the Project Manager and designated Q.P. for the Meadowbank Project.  Mr. Alexander has managed the project since 1997 and supervises drill hole planning, implementation and quality control/quality assurance programs.  Drill core analysis is performed on split core with standard fire assay procedures and AA finish.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver. ALS Chemex Labs of Vancouver provides external reference assaying.

Cautionary Note: The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms ``Resource(s)'' does not equate to ``reserves'' and normally may not be included in documents filed with the Securities and Exchange Commission. ``Resources'' are sometimes referred to as ``mineralization'' or ``mineral deposits''.

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements

News Release 02-21

Page Four

North Portage Deposit 2002 Drilling

HOLE	LOCATION		FROM (m)	TO (m)	INTERVAL (m)	GRADE Au (g/t)
NP02-421	980N	352W	15.10	16.10	1.00	7.50
NP02-422	1000N	402W	15.90	18.00	2.10	2.13
NP02-423	1075N	387W	31.85	33.02	1.17	5.75
NP02-424	1075N	437W	46.70	48.16	1.46	4.92
	and		53.68	55.42	1.74	5.70
NP02-425	1075N	473W	60.10	64.80	4.70	5.11
	and		71.90	76.29	4.39	2.20
NP02-426	1100N	470W	31.16	37.82	6.66	3.09
	incl		35.00	37.02	2.02	4.73
	and		61.75	65.64	3.89	9.67
NP02-427	1100N	504W	69.69	76.26	6.57	6.75
	incl		69.69	71.23	1.54	11.17
	incl		74.26	76.26	2.00	12.73
NP02-428	1150N	495W	63.70	66.33	2.63	1.92
	and		71.48	73.76	2.28	8.66
NP02-429	1150N	545W	83.70	90.52	6.82	4.17
	incl		83.70	86.38	2.68	4.89
	incl		88.42	90.52	2.10	6.46
NP02-430	1175N	451W	31.86	34.06	2.20	2.88
NP02-431	1275N	474W	71.45	72.80	1.35	20.25
NP02-432	1275N	625W	120.38	127.75	7.37	3.51
	incl		122.70	127.75	5.05	4.70
	and		132.18	135.60	3.42	2.28
NP02-433	1315N	600W	105.35	107.45	2.10	39.53
	incl		106.00	106.22	0.22	347.90
	and		109.95	114.70	4.75	4.52
NP02-434	1315N	550W	NSV